February 20, 2026

Justin Mirro
Chairman and Chief Executive Officer
Kensington Capital Acquisition Corp. VI
1400 Old Country Road , Suite 301
Westbury, New York 11590

        Re: Kensington Capital Acquisition Corp. VI
            Registration Statement on Form S-1
            Filed February 05, 2026
            File No. 333-293233
Dear Justin Mirro:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pam Howell at 202-551-3357 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction